                                                    FILE NO. 333-36240
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1166

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on May 18, 2000 pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on May 18, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of undivided fractional beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/     Check box if it is proposed that this filing will become effective on May 18, 2000 at
        1:30 P.M. pursuant to Rule 487.

A

[LOGO]


                                 Nuveen Arizona


Insured Trust 66



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67102A 491
                                                              QUARTERLY:             67102A 509
                                                              SEMI-ANNUALLY:         67102A 517


Prospectus Part A dated May 18, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Arizona Insured Trust 66 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1166. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Arizona income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  5 Interest Distributions
 2 Trust Summary and Financial Highlights                    6 Risk Factors
 2 The Trust                                                 7 Tax Status
 2 Investment Objectives                                     8 The Insurers
 2 The Portfolio                                             9 Schedule of Investments
 2 Insurance on the Bonds                                    10 Statement of Condition
 3 Essential Information                                     11 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Arizona Insured Trust 66 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Arizona, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Arizona income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 6 obligations issued by entities located in Arizona and one obligation issued by an entity located in the Territory of Puerto Rico. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Health Care Facility Revenue                                28.6%
    2                          General Obligation                                          28.5
    1                          Education Revenue                                           14.3
    1                          Multi-Family Housing Revenue                                14.3
    1                          Transportation                                              14.3


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 17, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,561,507
    Divided by Number of Units..............................  $      89.23
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.60
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      94.12
Redemption Price Per Unit (exclusive of accrued interest)...  $      89.13
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      89.52
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       4.99
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.60
Average Maturity of Bonds in the Trust(3)...................    26.0 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.2393     $ 5.2393          $ 5.2393
    Less Estimated Annual Expense...........................    $ .2424      $ .2104           $ .1914
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 4.9969     $ 5.0289          $ 5.0479
Daily Rate of Accrual Per Unit..............................   $ .01388     $ .01396          $ .01402
ESTIMATED CURRENT RETURN(6).................................       5.31%        5.34%             5.36%
ESTIMATED LONG TERM RETURN(6)...............................       5.48%        5.52%             5.54%
Trustee's Annual Fees(7)....................................   $ 1.6287     $ 1.3087          $ 1.1187



Date of Deposit.................................................................................May 18, 2000
Settlement Date.................................................................................May 23, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      7/1           8/1          11/1       2/1       5/1
Distribution Date............................     7/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .5968(1)         ----  $.4164 every month  ----           $4.9969
Quarterly Distribution Plan..................  $ .5968(1)    $ .4188(2)    $1.2564   $1.2564   $1.2564     $5.0289
Semi-Annual Distribution Plan................  $ .5968(1)                  $1.6824(3)          $2.5236     $5.0479
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of Arizona. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Arizona is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be dependent on services, tourism and manufacturing. These sectors tend to be cyclical. In 1986, the value of Arizona real estate began a steady decline, reflecting a market which had been overbuilt in the previous decade with a resulting surplus of completed inventory. This decline adversely affected both the construction industry and those Arizona financial institutions which had aggressively pursued many facets of real estate lending. In the near future, Arizona's financial institutions are likely to continue to experience problems until the excess inventories of commercial and residential properties are resolved.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "TAX STATUS" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Arizona (the "State"), its political subdivisions and authorities (the "Arizona Bonds"), and certain bonds issued by Puerto Rico authorities (the "Possession Bonds") (collectively the Arizona Bonds and Possession Bonds shall be referred to herein as the "Bonds"), provided the interest on such Bonds received by the Trust is exempt from State income taxes.

    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Arizona income tax (the "Arizona Income Tax"). We have assumed that at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Arizona Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the Bonds is exempt from the Arizona Income Tax. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

    In the opinion of Chapman and Cutler counsel to the Sponsor, under existing law:

        For Arizona income tax purposes, each Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of the Trust therefore will be treated as the income of the Unitholder under State law.

        For Arizona income tax purposes, interest on the Arizona Bonds which is excludable from Federal gross income and which is exempt from Arizona income taxes when received by the Trust, and which would be excludable from Federal gross income and exempt from Arizona income taxes if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.

        To the extent that interest derived from the Trust by a Unitholder with respect to the Arizona Bonds is excludable from Federal gross income, such interest will not be subject to Arizona income taxes.

        Interest on the Possession Bonds which is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Arizona income taxation and therefore will not be includible in the income of the Unitholders for income tax purposes when distributed by the Trust and received by the Unitholders.

        Each Unitholder will receive taxable gain or loss for Arizona income tax purposes when Bonds held in the Trust are sold, exchanged, redeemed or paid at maturity, or when the Unitholder redeems or sells Units, at a price that differs from original cost as adjusted for amortization of Bond discount or premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Trust, if later.

        Amounts paid by the Insurer under an insurance policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted Bonds held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

        Arizona law does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from Arizona income taxes. Special rules apply to financial institutions, and such institutions should consult their own tax advisors with respect to deductions of interest.

        Neither the Bonds nor the Units will be subject to Arizona property taxes, sales tax or use tax.

        Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Arizona law. Ownership of the Units may result in collateral Arizona tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 18, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Arizona Health Facilities Authority, Hospital Revenue     2008 at 101        AAA        Aaa      $   202,113
                   Bonds (Northern Arizona Healthcare System), Series
                   1998, 4.75% Due 10/1/30. (AMBAC Insured.)
    250,000      The Industrial Development Authority of the City of       2008 at 101        AAA        Aaa          228,933
                   Glendale, Arizona, Revenue Bonds, Midwestern
                   University, Series 1998A, 5.375% Due 5/15/28. (MBIA
                   Insured.)
    250,000      The Industrial Authority of the County of Maricopa        2009 at 102        --         Aaa          211,325
                   (Arizona), Multifamily Housing Revenue Bonds
                   (Arborwood Apartments Project), Series 1999A, 5.05%
                   Due 10/1/29. (MBIA Insured.)
    250,000      City of Mesa, Arizona, General Obligation Bonds,          2008 at 100        AAA        Aaa          221,328
                   Series 1998, 5.00% Due 7/1/18. (FGIC Insured.)
    250,000      The Industrial Development Authority of the City of       2010 at 101        AAA        Aaa          238,903
                   Mesa, Arizona, Revenue Bonds (Discovery Health
                   System), Series 1999A, 5.75% Due 1/1/25. (MBIA
                   Insured.)
    250,000      City of Phoenix Civic Improvement Corporation             2008 at 101        AAA        Aaa          214,865
                   (Arizona), Senior Lien Airport Revenue Bonds,
                   Series 1998A, 5.00% Due 7/1/25. (FSA Insured.)
    250,000      Commonwealth of Puerto Rico, Public Improvement Bonds     2010 at 100        AAA        Aaa          244,040
                   of 2000 (General Obligation Bonds), 5.75% Due
                   7/1/26. (MBIA Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,561,507
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 19, 2000 to May 17, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Arizona Insured Trust 66.................................  $ 1,561,201       $    306            $ 91,688       $1,554,757



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 18, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,561,507
Accrued interest to May 18, 2000 on underlying bonds(1).....       20,811
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,587,393
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 18, 2000 on underlying
     bonds(4)...............................................  $    20,811
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    25,886
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,647,031
        Less: Gross underwriting commission(6)..............       80,449
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,561,507
                                                              -----------
            Total...........................................  $ 1,587,393
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF ARIZONA INSURED TRUST 66:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Arizona Insured Trust 66 (contained in Nuveen Tax-Free Unit Trust,
Series 1166), as of May 18, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Arizona Insured Trust 66 as of May 18, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 18, 2000

[LOGO]


                                 Nuveen Arizona


Insured Trust 66



                              PROSPECTUS -- PART A
                                  MAY 18, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                 Nuveen Georgia


Insured Trust 73



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67102H 702
                                                              QUARTERLY:             67102H 710
                                                              SEMI-ANNUALLY:         67102H 728


Prospectus Part A dated May 18, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Georgia Insured Trust 73 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1166. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Georgia income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  5 Interest Distributions
 2 Trust Summary and Financial Highlights                    6 Risk Factors
 2 The Trust                                                 7 Tax Status
 2 Investment Objectives                                     8 The Insurers
 2 The Portfolio                                             9 Schedule of Investments
 2 Insurance on the Bonds                                    10 Statement of Condition
 3 Essential Information                                     11 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Georgia Insured Trust 73 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Georgia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Georgia income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Georgia. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    3                          Water and/or Sewer Revenue                                  42.8%
    2                          Health Care Facility Revenue                                28.6
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Transportation                                              14.3


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 17, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,585,479
    Divided by Number of Units..............................  $      90.60
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.67
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      95.56
Redemption Price Per Unit (exclusive of accrued interest)...  $      90.50
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      90.89
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.06
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.67
Average Maturity of Bonds in the Trust(3)...................    26.7 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3679     $ 5.3679          $ 5.3679
    Less Estimated Annual Expense...........................    $ .2433      $ .2113           $ .1923
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1246     $ 5.1566          $ 5.1756
Daily Rate of Accrual Per Unit..............................   $ .01423     $ .01432          $ .01437
ESTIMATED CURRENT RETURN(6).................................       5.36%        5.40%             5.42%
ESTIMATED LONG TERM RETURN(6)...............................       5.50%        5.53%             5.55%
Trustee's Annual Fees(7)....................................   $ 1.6377     $ 1.3177          $ 1.1277



Date of Deposit.................................................................................May 18, 2000
Settlement Date.................................................................................May 23, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      7/1           8/1          11/1       2/1       5/1
Distribution Date............................     7/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .6118(1)         ----  $.4269 every month  ----           $5.1246
Quarterly Distribution Plan..................  $ .6118(1)    $ .4296(2)    $1.2888   $1.2888   $1.2888     $5.1566
Semi-Annual Distribution Plan................  $ .6118(1)                  $1.7244(3)          $2.5866     $5.1756
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of Georgia. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Georgia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the

Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Recent widespread flooding in central and southern Georgia has caused extensive damage and destruction of farmland, private residences, businesses and local and state government facilities.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AAA" by Standard and Poor's and "Aaa" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "TAX STATUS" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Georgia or counties, municipalities, authorities or political subdivisions thereof (the "Georgia Bonds") and certain bonds issued by Puerto Rico authorities (the "Possession Bonds", and collectively with the Georgia Bonds, the "Bonds").

    Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder would be exempt from the Georgia income tax (the "Georgia Income Tax"). We have assumed that, at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the Georgia Bonds, bond counsel to the issuing authorities rendered opinions that interest on the Georgia Bonds is exempt from the Georgia Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

    In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Georgia law:

        For Georgia income tax purposes, the Trust is not an association taxable as a corporation, and the income of the Trust will be treated as the income of the Unitholders. Interest on the Georgia Bonds which is exempt from Georgia income tax when received by the Trust, and which would be exempt from Georgia income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when distributed by the Trust and received by the Unitholders. Interest on the Possession Bonds which is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Trust will be exempt from Georgia income taxation and therefore will not be includible in the income of the Unitholder for Georgia income tax purposes when distributed by the Trust and received by the Unitholders.

        If the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if a Unitholder redeems or sells his Unit, the Unitholder will recognize gain or loss for Georgia income tax purposes to the same extent that gain or loss would be recognized for federal income tax purposes (except in the case of Bonds issued before March 11, 1987 issued with original issue discount owned by the Trust in which case gain or loss for Georgia income tax purposes may differ from the amount recognized for federal income tax purposes because original issue discount on such Bonds may be determined by accruing said original issue discount on a ratable basis). Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

        Amounts paid by the Insurer under an insurance policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

        Neither the Bonds nor the Units will be subject to Georgia sales or use tax.

        Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Georgia law. Ownership of the Units may result in collateral Georgia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 18, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      City of Atlanta (Georgia), Water and Wastewater           2009 at 101        AAA        Aaa      $   205,608
                   Revenue Bonds, Series 1999A, 5.00% Due 11/1/38.
                   (FGIC Insured.)
    250,000      City of Atlanta (Georgia), Airport General Revenue        2010 at 101        AAA        Aaa          232,945
                   and Refunding Bonds, Series 2000A (Non-Amt), 5.60%
                   Due 1/1/30. (FGIC Insured.)
    250,000      Colombia County, Georgia, Water and Sewerage Revenue      2010 at 100        AAA        --           233,900
                   Bonds, Series 2000, 5.50% Due 6/1/25. (FGIC
                   Insured.)
    250,000      Fulco Hospital Authority (Georgia), Health System         2008 at 102        AAA        Aaa          211,573
                   Revenue Anticipation Certificates, Catholic Health
                   East Issue, Series 1998A, 5.00% Due 11/15/28. (MBIA
                   Insured.)
    250,000      Hospital Authority of Henry County (Georgia), Revenue     2010 at 102        AAA        Aaa          246,355
                   Certificates (Henry Medical Center, Inc. Project),
                   Series 1999, 5.875% Due 7/1/20. (AMBAC Insured.)
    250,000      Metropolitan Atlanta Rapid Transit Authority              2008 at 101        AAA        Aaa          221,233
                   (Georgia), Sales Tax Revenue Bonds, Second
                   Indenture Series 1998B, 5.10% Due 7/1/20. (MBIA
                   Insured.)
    250,000      Rockdale County Water and Sewerage Authority              2010 at 101        AAA        Aaa          233,865
                   (Georgia), Revenue Bonds, Series 1999 A, 5.50% Due
                   7/1/25. (MBIA Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,585,479
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 3, 2000 to May 17, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Georgia Insured Trust 73.................................  $ 1,594,428       $ (8,949)           $ 93,938       $1,578,729



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 18, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,585,479
Accrued interest to May 18, 2000 on underlying bonds(1).....       25,799
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,616,353
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 18, 2000 on underlying
     bonds(4)...............................................  $    25,799
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    30,874
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,672,238
        Less: Gross underwriting commission(6)..............       81,684
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,585,479
                                                              -----------
            Total...........................................  $ 1,616,353
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF GEORGIA INSURED TRUST 73:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Georgia Insured Trust 73 (contained in Nuveen Tax-Free Unit Trust,
Series 1166), as of May 18, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Georgia Insured Trust 73 as of May 18, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 18, 2000

[LOGO]


                                 Nuveen Georgia


Insured Trust 73



                              PROSPECTUS -- PART A
                                  MAY 18, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                Nuveen New York


Insured Trust 310



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67068D 257
                                                              QUARTERLY:             67068D 265
                                                              SEMI-ANNUALLY:         67068D 273


Prospectus Part A dated May 18, 2000
--------------------------------------------------------------------------------

Overview


Nuveen New York Insured Trust 310 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1166. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income tax and New York state and city income taxes and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  5 Interest Distributions
 2 Trust Summary and Financial Highlights                    6 Risk Factors
 2 The Trust                                                 7 Tax Status
 2 Investment Objectives                                     8 The Insurers
 2 The Portfolio                                             9 Schedule of Investments
 2 Insurance on the Bonds                                    10 Statement of Condition
 3 Essential Information                                     11 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    New York Insured Trust 310 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New York, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New York state and city income taxes, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in New York. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Education Revenue                                           28.5%
    1                          Health Care Facility Revenue                                14.3
    1                          Municipal Lease Revenue                                     14.3
    1                          Power Revenue                                               14.3
    1                          Water and/or Sewer Revenue                                  14.3
    1                          Civic Organizations                                         14.3


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 17, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,197,330
    Divided by Number of Units..............................  $      91.35
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.71
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      96.35
Redemption Price Per Unit (exclusive of accrued interest)...  $      91.25
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      91.64
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.10
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.71
Average Maturity of Bonds in the Trust(3)...................    27.0 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.4821     $ 5.4821          $ 5.4821
    Less Estimated Annual Expense...........................    $ .2240      $ .1920           $ .1730
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.2581     $ 5.2901          $ 5.3091
Daily Rate of Accrual Per Unit..............................   $ .01460     $ .01469          $ .01474
ESTIMATED CURRENT RETURN(6).................................       5.46%        5.49%             5.51%
ESTIMATED LONG TERM RETURN(6)...............................       5.59%        5.61%             5.63%
Trustee's Annual Fees(7)....................................   $ 1.6696     $ 1.3496          $ 1.1596



Date of Deposit.................................................................................May 18, 2000
Settlement Date.................................................................................May 23, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      7/1           8/1          11/1       2/1       5/1
Distribution Date............................     7/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .6278(1)         ----  $.4380 every month  ----           $5.2581
Quarterly Distribution Plan..................  $ .6278(1)    $ .4407(2)    $1.3221   $1.3221   $1.3221     $5.2901
Semi-Annual Distribution Plan................  $ .6278(1)                  $1.7688(3)          $2.6532     $5.3091
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of New York. Such concentration may expose Unitholders to additional risks. The financial condition of the State of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to STATE OF DELAWARE V. STATE OF NEW YORK. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

    All outstanding general obligation bonds of the State are rated "A" by Standard and Poor's and "Aa2" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Edwards & Angell, special counsel for the Trust for New York tax matters, under existing law:

        Interest on obligations issued by New York State, a political subdivision thereof, Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands, or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("New York Obligations"), which would be exempt from New York State or New York City personal income tax if directly received by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to such Unitholder. Thus, interest on bonds received by Unitholders which is not subject to New York State tax is also exempt from New York City personal income tax.

        Interest (less amortizable premium, if any) derived from the Trust by a resident of New York State (or New York City) in respect of obligations issued by states other than New York (or their political subdivisions) will be subject to New York State (or New York City) personal income tax.

        A Unitholder who is a resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the Trust are sold, redeemed or paid at maturity or when the Unitholder's Units are sold or redeemed; such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held by the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued, had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

        Interest or gain from the Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

        In the case of the Trust, amounts paid under the insurance policies representing maturing interest on defaulted New York Obligations held by the Trustee in the Trust will be excludable from New York State and New York City income if, and to the same extent as, such interest would have been excludable if paid by the respective issuer.

        For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of obligations of any state or political subdivision thereof including New York.

        If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in the Trust.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 18, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000      Dormitory Authority of the State of New York, City        2009 at 101        AAA        --       $   456,170
                   University System, Consolidated Third General
                   Resolution Revenue Bonds, 1999 Series 1, 5.50% Due
                   7/1/29. (FSA Insured.)
    500,000      Dormitory Authority of the State of New York,             2008 at 101        AAA        Aaa          425,690
                   University of Rochester Revenue Bonds, Series
                   1998A, 5.00% Due 7/1/23. (MBIA Insured.)
    500,000      New York State Urban Development Corporation,             2009 at 101        AAA        Aaa          493,230
                   Correctional Facilities Service Contract Revenue
                   Bonds, Series C, 6.00% Due 1/1/29. (AMBAC Insured.)
    500,000      Long Island Power Authority (New York), Electric          2008 at 101        AAA        Aaa          437,360
                   System General Revenue Bonds, Series 1998A, 5.25%
                   Due 12/1/26. (MBIA Insured.)
    500,000      The Trust for Cultural Resources of the City of New       2009 at 101        AAA        Aaa          474,955
                   York Revenue Bonds, Series 1999A (American Museum
                   of Natural History), 5.75% Due 7/1/29. (AMBAC
                   Insured.)
    500,000      New York City (New York), Municipal Water Finance         2009 at 101        AAA        Aaa          454,700
                   Authority, Water and Sewer System Revenue Bonds,
                   Fiscal 2000 Series A, 5.50% Due 6/15/32. (FGIC
                   Insured.)
    500,000      County of Otsego Industrial Development Agency (New       2008 at 101        AAA        Aaa          455,225
                   York), Civic Facility Revenue Bonds (Bassett
                   Healthcare Obligated Group Project), Series 1998B,
                   5.375% Due 11/1/20. (MBIA Insured.)
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,197,330
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into on May 17, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
New York Insured Trust 310...............................  $ 3,187,640       $  9,690            $191,875       $3,183,830



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 18, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,197,330
Accrued interest to May 18, 2000 on underlying bonds(1).....       73,804
Cash in Portfolio...........................................       10,150
                                                              -----------
            Total...........................................  $ 3,281,284
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 18, 2000 on underlying
     bonds(4)...............................................  $    73,804
    Reimbursement of Sponsor for organization costs(3)......       10,150
                                                              -----------
            Total...........................................  $    83,954
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,372,206
        Less: Gross underwriting commission(6)..............      164,726
        Less: Organization costs(3).........................  $    10,150
                                                              -----------
    Net amount applicable to investors......................  $ 3,197,330
                                                              -----------
            Total...........................................  $ 3,281,284
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW YORK INSURED TRUST 310:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New York Insured Trust 310 (contained in Nuveen Tax-Free Unit Trust, Series 1166), as of May 18, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New York Insured Trust 310 as of May 18, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 18, 2000

[LOGO]


                                Nuveen New York


Insured Trust 310



                              PROSPECTUS -- PART A
                                  MAY 18, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated April 10, 2000

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        TABLE OF CONTENTS                                  PAGE
        NUVEEN TAX-FREE DEFINED PORTFOLIOS                 4
        OBJECTIVES OF THE PORTFOLIOS                       4
        SUMMARY OF PORTFOLIOS                              4
        COMPOSITION OF PORTFOLIOS                          6
        INSURANCE ON THE BONDS                             8
        PUBLIC OFFERING PRICE                              9
        MARKET FOR UNITS                                   12
        ACCRUED INTEREST                                   12
        ESTIMATED LONG TERM RETURN AND ESTIMATED
        CURRENT RETURN                                     13
        EVALUATION OF BONDS AT THE DATE OF DEPOSIT         14
        TAX STATUS                                         14
        PORTFOLIO OPERATING EXPENSES                       17
        DISTRIBUTIONS TO UNITHOLDERS                       18
        ACCUMULATION PLAN                                  19
        REPORTS TO UNITHOLDERS                             19
        UNIT VALUE AND EVALUATION                          19
        DISTRIBUTION OF UNITS TO THE PUBLIC                20
        OWNERSHIP AND TRANSFER OF UNITS                    21
        REDEMPTION                                         22
        HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
        HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS       23
        INFORMATION ABOUT THE TRUSTEE                      23
        INFORMATION ABOUT THE SPONSOR                      24
        DESCRIPTION OF RATINGS                             24
        OTHER INFORMATION                                  26

[NUVEEN LOGO]

        TOPICAL INDEX                                               PAGE
        Accrued Interest                                            12
        Accumulation Plan                                           19
        Bond Ratings, Description of                                24
        Bonds, Initial Determination of Offering Price              14
        Bonds, How Selected                                         4
        Bonds, Limited Right of Substitution                        7
        Bonds, Removal from a Portfolio                             23
        Call Provisions of Portfolio Bonds                          7
        Capital Gains Taxability                                    14
        Composition of Portfolios                                   6
        Dealer Discounts                                            20
        Distributions to Unitholders                                18
                                                                    Part
        Distribution Payment Dates                                  A,18
        Distribution of Units to the Public                         20
        Essential Information Regarding the Portfolios              Part A
                                                                    Part
        Estimated Long Term Return and Estimated Current Return     A,13
        Evaluation                                                  19
        Expenses for Normal Portfolio Operation                     17
        Indenture, Amendment of                                     26
        Indenture, Termination of                                   27
        Insurance on the Bonds                                      8
                                                                    Part
        Interest Account Distributions                              A,18
        Legal Opinion                                               27
        Limitations on Liabilities of Sponsor and Trustee           24
        Market for Units                                            12
        Minimum Transaction                                         20
        Objectives of the Portfolios                                4
        Optional Distribution Plan                                  18
        Other Information                                           26
        Ownership and Transfer of Units                             21
        Principal Account Distributions                             18
        Public Offering Price of Units                              9
        Purchase of Units by Sponsor                                23
        Quantity Purchases                                          9
                                                                    Part
        Record Dates                                                A,18
        Redemption of Units Without Charge                          22
        Report of Independent Public Accountants                    Part A
        Reports to Unitholders                                      19
        Risk Factors                                                Part A
        Sales Charge                                                9
        Schedules of Investments                                    Part A
        Sponsor, Information About                                  24
        State Tax Status                                            Part A
        Statements of Condition                                     Part A
        Successor Trustees and Sponsors                             24
        Supplemental Information                                    27
        Tax Status of Unitholders                                   14
        Trustee, Information About                                  23
        Units, Description of                                       4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by John Nuveen & Co. Incorporated, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F 2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such

"when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business.

Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                 NATIONAL AND STATE LONG                                        NATIONAL AND STATE
                                       TERM TRUSTS             LONG INTERMEDIATE TRUSTS        INTERMEDIATE TRUSTS
                               ----------------------------  ----------------------------  ----------------------------
                                  PERCENT        PERCENT        PERCENT        PERCENT        PERCENT        PERCENT
                                    OF           OF NET           OF           OF NET           OF           OF NET
                                 OFFERING        AMOUNT        OFFERING        AMOUNT        OFFERING        AMOUNT
       NUMBER OF UNITS*            PRICE        INVESTED         PRICE        INVESTED         PRICE        INVESTED
       ----------------        -------------  -------------  -------------  -------------  -------------  -------------
Less than 500.................         4.90%         5.152%          4.25%         4.439%          3.90%         4.058%
500 but less than 1,000.......         4.75          4.987           4.15          4.330           3.70          3.842
1,000 but less than 2,500.....         4.50          4.712           3.85          4.004           3.50          3.627
2,500 but less than 5,000.....         4.25          4.439           3.60          3.734           3.25          3.359
5,000 but less than 10,000....         3.50          3.627           3.35          3.466           3.00          3.093
10,000 but less than 25,000...         3.00          3.093           3.00          3.093           2.75          2.828
25,000 or more................         2.50          2.564           2.50          2.564           2.50          2.564

                                            NATIONAL AND STATE SHORT
                                              INTERMEDIATE TRUSTS              SHORT TERM TRUSTS
                                          ----------------------------    ----------------------------
                                            PERCENT         PERCENT         PERCENT         PERCENT
                                               OF            OF NET            OF            OF NET
                                            OFFERING         AMOUNT         OFFERING         AMOUNT
            NUMBER OF UNITS*                 PRICE          INVESTED         PRICE          INVESTED
            ----------------              ------------    ------------    ------------    ------------
Less than 500...........................         3.00%          3.093%           2.50%           2.564%
500 but less than 1,000.................         2.80           2.881            2.30            2.354
1,000 but less than 2,500...............         2.60           2.670            2.10            2.145
2,500 but less than 5,000...............         2.35           2.407            1.85            1.885
5,000 but less than 10,000..............         2.10           2.145            1.60            1.626
10,000 but less than 25,000.............         1.85           1.885            1.35            1.368
25,000 or more..........................         1.80           1.833            1.25            1.266

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the Sponsor's determination of the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                               AMOUNT OF PURCHASE*
                               -----------------------------------------------------------------------------------
                                             $50,000    $100,000    $250,000    $500,000   $1,000,000
                                  UNDER        TO          TO          TO          TO          TO      $2,500,000
YEARS TO MATURITY                $50,000     $99,999    $249,999    $499,999    $999,999   $2,499,999    OR MORE
-----------------              ----------- ----------- ----------- ----------- ----------- ----------- -----------
Less than 1...................          0           0           0           0           0           0           0
1 but less than 2.............      1.523%      1.446%      1.369%      1.317%      1.215%      1.061%       .900%
2 but less than 3.............      2.041       1.937       1.833       1.729       1.626       1.420       1.225
3 but less than 4.............      2.564       2.433       2.302       2.175       2.041       1.781       1.546
4 but less than 5.............      3.093       2.961       2.828       2.617       2.459       2.175       1.883
5 but less than 7.............      3.627       3.433       3.239       3.093       2.881       2.460       2.165
7 but less than 10............      4.167       3.951       3.734       3.520       3.239       2.828       2.489
10 but less than 13...........      4.712       4.467       4.221       4.004       3.788       3.253       2.842
13 but less than 16...........      5.263       4.988       4.712       4.439       4.167       3.627       3.169
16 or more....................      5.820       5.542       5.263       4.987       4.603       4.004       3.500

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Portfolios, 1.35% of the Public Offering Price for Long Intermediate Portfolios, 1.20% of the Public Offering Price for National and State Intermediate Portfolios, 1.0% of the Public Offering Price for National and State Short Intermediate Portfolios and 1.0% of the Public Offering Price for Short Term Portfolios by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined by the Sponsor on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected,
(2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and (3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                                DISCOUNT PER UNIT
                               -----------------------------------------------------------------------------------
                                 NATIONAL AND   LONG INTERMEDIATE INTERMEDIATE SHORT INTERMEDIATE    SHORT TERM
NUMBER OF UNITS*               STATE PORTFOLIOS    PORTFOLIOS      PORTFOLIOS      PORTFOLIOS        PORTFOLIOS
----------------               ---------------- ----------------- ------------ ------------------ ----------------
Less than 500.................     $3.20            $2.90            $2.70          $2.00              $1.50
500 but less than 1,000.......      3.20             2.90             2.70          2.00                1.50
1,000 but less than 2,500.....      3.20             2.70             2.50          1.80                1.30
2,500 but less than 5,000.....      3.20             2.45             2.25          1.55                1.05
5,000 but less than 10,000....      2.50             2.45             2.25          1.55                1.05
10,000 but less than 25,000...      2.00             2.00             2.00          1.30                .80
25,000 or more................      1.75             1.75             1.75          1.30                .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                           AMOUNT OF PURCHASE*
                          -------------------------------------------------------------------------------------
                                      $50,000      $100,000     $250,000     $500,000    $1,000,000
                            UNDER        TO           TO           TO           TO           TO      $2,500,000
YEARS TO MATURITY          $50,000    $99,999      $249,999     $499,999     $999,999    $2,499,999   OR MORE
-----------------         --------- ------------ ------------ ------------ ------------ ------------ ----------
Less than 1..............     0          0            0            0            0            0           0
1 but less than 2........   1.00%       .90%         .85%         .80%         .70%         .55%       .467%
2 but less than 3........   1.30%      1.20%        1.10%        1.00%         .90%         .73%       .634%
3 but less than 4........   1.60%      1.45%        1.35%        1.25%        1.10%         .90%       .781%
4 but less than 5........   2.00%      1.85%        1.75%        1.55%        1.40%        1.25%      1.082%
5 but less than 7........   2.30%      2.15%        1.95%        1.80%        1.65%        1.50%      1.320%
7 but less than 10.......   2.60%      2.45%        2.25%        2.10%        1.95%        1.70%      1.496%
10 but less than 13......   3.00%      2.80%        2.60%        2.45%        2.30%        2.00%      1.747%
13 but less than 16......   3.25%      3.15%        3.00%        2.75%        2.50%        2.15%      1.878%
16 or more...............   3.50%      3.50%        3.40%        3.35%        3.00%        2.50%      2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios (other than any series of the Nuveen--The Dow 5-TM- Portfolios and Nuveen--The Dow 10-TM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains six regional offices.

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of

---------
protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.). The following is a brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings:

    AAA--'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    F1 Indicates the Best capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided herein or in the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

HOW THE PORTFOLIOS COMPARE PERFORMANCE

    The Sponsor may compare the estimated returns of the Portfolios with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*

    The graph appearing here compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Defined Portfolio and is not intended to predict future results.

    A comparison of the estimated returns of the Portfolios and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Portfolios. U.S. Government bonds are investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Corporate bonds are debt obligations of corporations with varying maturities. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUSTS
                         PROSPECTUS -- PART B
                         APRIL 10, 2000

                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Portfolios, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1166


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated May 18, 2000.
           Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

                 ----------------------------------------------

GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   11
Appendix A -- Arizona Disclosure............................  A-1
Appendix B -- Georgia Disclosure............................  B-1
Appendix C -- New York Disclosure...........................  C-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's Corporation ("Standard & Poor's") AAA or Moody's Investors Service, Inc. ("Moody's") Aaa ratings of the Bonds in the Insured Trust portfolio. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON THE BONDS

INSURED TRUSTS--The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA") (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," 'AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers.

    AMBAC ASSURANCE CORPORATION. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,013,000,000 (unaudited) and statutory capital of approximately $2,402,000,000 (unaudited) as of December 31, 1999. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of

AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc., Fitch IBCA and Standard & Poor's have both assigned a triple-A financial strength rating to AMBAC.

    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

    AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1998, MBIA had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1999, MBIA had admitted assets of $6.9 billion (unaudited), total liabilities of $4.5 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available without charge from MBIA. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa".

    Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

    Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

    Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of December 31, 1999, the total capital and surplus of FGIC was $1,271,707,045. FGIC prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention:
Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

    In addition, FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities--thereby enhancing the credit rating of those securities--in consideration of payment of a premium to the insurer. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are typically supported by residential mortgage loans, consumer or trade receivables, securities or other asset having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities include general obligation bonds, special revenue bonds and other special obligations of state and local governments. FSA insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy FSA underwriting criteria.

    FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include White Mountains Insurance Group, Ltd., The Tokio Marine and Fire Insurance Co., Ltd. and XL Capital Ltd. No shareholder of FSA is obligated to pay any debt of FSA or its subsidiaries or any claim under any insurance policy issued by FSA or its subsidiaries or to make any additional contribution to the capital of FSA. As of December 31, 1999, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,320,082,000 (unaudited) and $669,691,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $1,294,946,000 (audited) and $559,041,000 (audited). Copies of FSA's financial statements may be obtained by writing to FSA at 350 Park Avenue, New York, New York 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

    Under an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by FSA or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy.

    FSA's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. FSA's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard & Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Fitch IBCA Inc. and Japan Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by FGIC, AMBAC, Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), FSA, Municipal Bond Insurance Association (the "Association"), MBIA or Connie Lee Insurance Company ("ConnieLee"). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at
(800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Investment Trust

      Nuveen Growth and Income Stock Fund
      Nuveen Balanced Stock and Bond Fund
      Nuveen Balanced Municipal and Stock Fund
      Nuveen European Value Fund

Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund
      Nuveen Innovation Fund
      Nuveen International Growth Fund

Nuveen Investment Trust III

      Nuveen Income Fund

MONEY MARKET FUNDS

      Nuveen California Tax-Free Money Market Fund
      Nuveen Massachusetts Tax-Free Money Market Fund
      Nuveen New York Tax-Free Money Market Fund
      Nuveen Tax-Free Reserves, Inc.
      Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    ARIZONA INSURED TRUST 66

    $10,000                        DIVIDED BY $94.19                         =        106.168
    Investment                             Offering price and                         # of units purchased
    (as of 05/17/00)                       accrued interest

    106.168                       X        $4.9969                           =        $530.51
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    GEORGIA INSURED TRUST 73

    $10,000                        DIVIDED BY $95.63                         =        104.569
    Investment                             Offering price and                         # of units purchased
    (as of 05/17/00)                       accrued interest

    104.569                       X        $5.1246                           =        $535.87
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NEW YORK INSURED TRUST 310

    $10,000                        DIVIDED BY $96.42                         =        103.712
    Investment                             Offering price and                         # of units purchased
    (as of 05/17/00)                       accrued interest

    103.712                       X        $5.2581                           =        $545.33
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                               ARIZONA DISCLOSURE

ECONOMIC FACTORS--ARIZONA

    GENERAL ECONOMIC CONDITIONS. Progressing from its traditional reliance on a cyclical construction industry, Arizona's economic base is maturing and diversifying. One of the nation's leaders in employment growth, Arizona has been among the top five employment growth states for more than four years, and it should remain there through 1998. After climbing by 6.2% in 1994, during which the state's economy produced the second-highest number of jobs of any year in Arizona history, job creation in Arizona is leveling off with employment growth of 5.6% in 1996-97, although this compares favorably with the national figure of 2.0%. Arizona's wage and salary employment grew 5.6% in 1996, 4.5% in 1997 and is forecast to increase by 3.5% to 4.5% in 1998, and 3.5% in 1999. The unemployment rate, around 4.5% for 1997, should remain low before increasing in late 1998 and 1999.

    Arizona ranked third in the nation in personal income growth during 1991-96. Personal income, after growing 7.2% in 1997, is estimated at 6.7% in 1998 and 6.5% in 1999.

    Overall, Arizona's forecast is for continued but moderate rates of growth in employment and personal income. Employment growth will continue to be stronger in the Phoenix area than in the balance of the state. Housing has probably peaked and is likely to decline after seven extremely strong years. Retail sales should also continue to slow.

    Population, because of continued employment growth, will record above-average growth rates. After population growth of 3.2% in 1996 and 3% in 1997, the forecast calls for 2.8% in 1998 and 2.5% in 1999. That translates into almost 130,000 more people in the state in 1998 and 117,000 in 1999.

    BUDGETARY PROCESS. The Budget Reform Act of 1997 made significant changes to the State's planning and budgeting systems. Beginning with the Fiscal biennium 2000-01, all State agencies, including capital improvement budgeting, will be moved to a biennial budgeting system. From Fiscal Year 2000 to 2006, all State agencies will move to a budget format that reflects the program structure in the "Master List of State Government Programs."

    The Budget Reform Act of 1993 established the current budgeting system of one-and two-year budget reviews. Agencies selected for annual review and appropriation are designated as Major Budget Units (MBUs). The 18 MBUs account for over 90% of the total General Fund expenditures. Agencies selected for biennial review and appropriation are designated as Other Budget Units (OBUs). In 1997, combined MBU and OBU in the General Fund totaled $4.68 billion, and is estimated at $5.1 billion in 1998.

    REVENUES AND EXPENDITURES. The General Fund closed fiscal year 1997 with a $515.9 million ending balance, setting a new record for the state, and the Executive plan for fiscal year 1998 anticipates a $497.1 million balance. Overall, fiscal year 1997 revenues totaled $5,028.2 million. Corporate income tax revenue jumped by 34%, from $448 million in fiscal year 1996 to $600 million in fiscal year 1997. Individual income tax revenues grew by 12% from fiscal year 1996 to fiscal year 1997. Expenditures for fiscal year 1997 totaled $4,826.5 million. Revertments totaled $80.17 million in fiscal year 1997.

    The current Executive forecast for fiscal year 1998 revenue is $5.289 billion. The major revenue source, transaction privilege taxes, is forecast to produce $2.3 billion for fiscal year 1998. All three major revenue categories -- individual income taxes, corporate income taxes and transaction privilege taxes -- showed gains on a year-over-year basis. The most significant impact on fiscal year 1998 revenues will be the various tax cutting measures enacted over the past several years, which has decreased revenues by some 3.2%. Overall, the Executive estimates a 3.7% or $196.9 million increase in base revenues of the current Fiscal year 1998 estimate. This compares to the 4.5%, or $227.5 million increase in base revenues between fiscal year 1997 and fiscal year 1998.

    The Executive fiscal plan for Fiscal Year 1998 is based on revenue estimates, yet still provides for Executive-initiated program changes and school finance of $127.7 million; a $210 million tax reduction and a $96.0 million capital program. The Executive projects a fiscal year 1998 ending balance of $497.1 million.

    For Fiscal year 1999, the Executive is recommending a base operating budget of $5.4 billion, an increase of approximately $260.6 million. The majority of recommended expenditures for fiscal year 1999 are in education. A projected ending balance of $19.9 million is expected for Fiscal Year 1999. This amount would ordinarily be considered "thin" at only 0.4% of expenditures. However, given the prudent revenue forecast and the available reserves of $393 million in the Budget Stabilization Fund, $95 million in the Medical Services Stabilization Fund, and $42.4 million in the Temporary Assistance Stabilization Fund, the $19.9 million amount seems appropriate.

    LITIGATION. In response to the court's ruling in ROOSEVELT V. BISHOP in 1994, the Executive recommended $30 million for the first-year implementation of a capital assistance program for Arizona's schools. The program is designed to help school districts that lack bonding capacity due to low value or rapid growth. Income is provided for in a Capital Equity

Fund which contains monies appropriated by the Legislature and $30 million annually from the Common School Land Fund (Permanent State School Fund). The Permanent State School Fund consists of revenues from the proceeds of the sale of natural resources or property from lands that have been granted by the United States to the State of Arizona for the support of common schools. In future years, the Capital Equity Fund may contain monies remitted by school districts for the repayment of loans. Funds are used to assist school districts with capital needs. For fiscal year 1999, the Governor recommends $40.5 million be appropriated from the Permanent State School Fund, which includes the $30 million appropriated to the Capital Equity Fund.

    DEBT ADMINISTRATION AND LIMITATION. The State is not permitted to issue general obligation debt. The particular source of payment and security for each of the Arizona Obligations is detailed in the debt instruments themselves and in related offering materials. There can be no assurances with respect to whether the market value or marketability of any of the Arizona Obligations issued by an entity other than the State of Arizona will be affected by financial or other conditions of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the State, are subject to limitations imposed by Arizona's Constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the State legislature cannot appropriate revenues in excess of 7% of the total personal income of the State in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

    Although most of the Bonds in an Arizona Trust are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Bonds or the ability of the respective obligors to pay principal of and interest on the Bonds when due.

ARIZONA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes and for Arizona tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      17.5%       5.45     5.76     6.06     6.36     6.67     6.97     7.27     7.58
  43.85-105.95         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
                  128.95-193.40      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
 105.95-161.45         0-128.95      34.0        6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
                  128.95-193.40      35.0        6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                  193.40-315.90      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
 161.45-288.35    128.95-193.40      40.0        7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
                  193.40-315.90      43.0        7.89     8.33     8.77     9.21     9.65     10.09    10.53    10.96
                    Over 315.90      40.02       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35    193.40-315.90      47.0        8.49     8.96     9.43     9.91     10.38    10.85    11.32    11.79
                    Over 315.90      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      18.0%       5.49     5.79     6.10     6.40     6.71     7.01     7.32     7.62
  26.25- 63.55         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
  63.55-132.60         0-128.95      34.0        6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
                 128.95-251.455      36.0        6.25     6.64     7.03     7.42     7.81     8.20     8.59     8.98
 132.60-288.35    128.95-251.45      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                    Over 251.45      40.04       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35      Over 251.45      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.02 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.72 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 38.88% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 42.50% after the 80% cap on the limitation on itemized deductions has been met.

    4 Combined Federal and state tax rate reverts to 39.07% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                               GEORGIA DISCLOSURE

ECONOMIC FACTORS--GEORGIA

    The following brief summary regarding the economy of Georgia is based upon information drawn from publicly available sources and is included for purposes of providing information about general economic conditions that may or may not affect issuers of the Georgia obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

    ECONOMIC OUTLOOK. Georgia's recovery from the economic recession of the early 1990's has been steady and is better than regional trends. The nation's economy expanded by 3.4% in 1997, while Georgia's economy increased by 3.6%, slightly above the predicted gain of 3.3% but below its 4.4% growth in 1996.

    The 1998 forecast anticipates that Georgia's real Gross State Product (inflation adjusted) will increase by 3.1%, significantly less than in 1997, but higher than the expected rate of growth in the national Gross Domestic Product (2.3%). While this recovery does not meet the explosive patterns set in past cycles, recent data reveal that Georgia ranks among the top six states in the nation in employment and total population growth.

    The State's inflation-adjusted personal income is expected to expand by 3.5%, compared with the 1997 increase of 4.1%. Higher employment will be the most important factor in 1998 income gains, but a tight labor market will ensure that wage and salary increases also will contribute substantially to income growth. This reverses the pattern of the first five years of the current expansion, when wages and salaries lagged behind increases in the number of jobs, causing personal income to rise less rapidly than expected. Georgia's above-average gain in personal income, at a rate even higher than the State's above-average rate of population growth, will help lessen the diminishing gap between the State's per capita personal income and that of the nation.

    Total employment in Georgia rose by 4.2% in 1996, double the U.S. gain, mainly due to activity related to Olympic preparations. Employment dipped slightly in the six months after the Olympic games but has continued its upward trend through the beginning of 1998. In 1997, the State's nonagricultural employment expanded by 1.9%, compared with the 3.7% gain in 1996. In contrast, the national rate of employment growth in 1996 and 1997 were 2% and 2.2% respectively. During 1997, the State's total employment averaged 3.620 million, up from 3.537 million in 1996. Preliminary figures for March 1998 indicate that employment reached 3.704 million and growth is expected to reflect a 2.1% gain, or 76,300 new jobs for the year.

    Although prospects are best for services, the 1998 outlook for the other sectors of the Georgia economy varies. Growth in the transportation, communications and public utilities sector will come from cyclical gains, the stimulative effects of deregulation and the opening of new markets by technological advances. Wholesale and retail trade will see above-average growth, and finance, insurance and real estate will expand moderately. Slow growth is forecast for manufacturing and government, and activity in construction and mining will decline moderately.

    The 1996 and 1997 annual average unemployment rates (not seasonally adjusted) for Georgia were 4.6% and 4.5%, respectively, as compared to the national unemployment rates of 5.4% and 4.7%, respectively. Georgia's unemployment rate has decreased every year since 1992 and has averaged 4.0% during the first three months of 1998.

    Because labor markets will remain stable, wages are not expected to climb faster in Georgia than in the nation as a whole. Georgia's per capita personal income (adjusted for price changes) climbed by 4.5% to $24,061 in 1997, compared to the 5.0% increase in 1996. Among the states, Georgia currently ranks twenty-fifth in the nation in per capita personal income and third among the twelve states of the Southeast region. The national average increase in per capita personal income was 4.8% during 1997, up from 4.6% in 1996.

    The State's annual rate of population growth is dipping slightly--from 2.1% in 1996, to 2% in 1997, to 1.9% in 1998. Georgia's total population, however, will continue to grow faster than any state outside of the Rocky Mountain region, at almost twice the national rate of about 1% annually. The State's population has risen by 15.6% since 1990, more than twice the rate of the nation as a whole. The Census Bureau estimates that in July 1997 Georgia's population reached 7.49 million and will exceed 7.7 million by the end of 1998, a gain of 144,000 over the previous year.

    REVENUES AND EXPENDITURES. Excluding net proceeds from the Georgia Lottery and revenues from the Indigent Care Trust Fund, net collections received by the Georgia Department of Revenue grew by 5.5% in Fiscal Year 1997, slightly lower than the predicted rate of 6.1%. Revenue collections are projected to increase by 5.1% in Fiscal 1998. This rate of growth reflects cyclical gains, an expected loss from the gradual elimination of the State's sales tax on food, and an expected boost from changes in the federal capital gains tax. Total revenue collections in Fiscal 1999 are expected to rise by 4.8%.

    Receipts in Fiscal Year 1997 (ended June 30, 1997) reached $10.521 billion, an increase of $580.8 million or 5.8% over Fiscal 1996. The top revenue producer was the personal income tax, at $4.741 billion or 45.1% of total revenue. This tax source increased 11.7% over Fiscal 1996. The sales and use tax was the second largest source, at $4.079 billion or 38.8% of total receipts. Sales and use tax collections were up 2.6% in Fiscal 1997. These two taxes, income and sales, have accounted for roughly 85% of total revenues since 1989. Corporate income tax accounted for 7.1% of total collections or $750.0 million, up 1.2% over Fiscal Year 1996 receipts. The next two largest revenue producers were motor fuel taxes at 3.7% or $389.7 million (down 1.9% from Fiscal 1996) and motor vehicle taxes at 1.9% or $202.1 million (down 2.9%).

    Two ongoing legislative measures were of significance for Fiscal Year 1997. First, Georgia's four cent sales tax on eligible food and beverage was reduced by half beginning October 1, 1996 and was reduced by an additional one cent on October 1, 1997. The final one cent will be eliminated on October 1, 1998 (House Bill 265). Second, in 1995, the Georgia Department of Revenue issued the first of four, equal yearly refund checks to eligible federal and military retirees pursuant to House Bill 90. House Bill 3 required the Department of Revenue, in October 1996, to issue refunds to a second category of eligible retirees.

    Expenditures and appropriations for State funds for Fiscal Year 1997 totaled $11.793 billion, a 7.4% increase over Fiscal 1996 appropriations. Of these appropriations, 55.8% was used for education, 10.4% for human resources, and 11.2% for Medicaid funding. The State's funds surplus reached $216.4 million at the end of Fiscal 1997; combined with the lottery surplus and other additional revenues, Georgia's total surplus for Fiscal 1997 was $493.9 million.

    Though March 1998, the Georgia Department of Revenue has collected $8.124 billion, up $456.0 million over the same period in Fiscal 1997. The largest increases occurred in the estate tax and the individual income tax, up 17.2% and 9.2%, respectively. The motor vehicle tax, however, is down 11.1% for this period compared to the previous year. Estimated total revenue for Fiscal Year 1998 $11.778 billion, and appropriations totaling $11.772 billion are recommended by the Governor for expenditure, a 0.2% decrease from Fiscal 1997 expenditures.

    CONSTITUTIONAL CONSIDERATIONS. The Georgia Constitution permits the issuance by the State of general obligation debt and of certain guaranteed revenue debt. The State may incur guaranteed revenue debt by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State. The Georgia Constitution prohibits the incurring of any general obligation debt or guaranteed revenue debt if the highest aggregate annual debt service requirement for the then current year or any subsequent fiscal year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, exceed 10% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred.

    The Georgia Constitution also permits the State to incur public debt to supply a temporary deficit in the State treasury in any fiscal year created by a delay in collecting the taxes of that year. Such debt must not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred must be repaid on or before the last day of the fiscal year in which it is to be incurred out of the taxes levied for that fiscal year. No such debt may be incurred in any fiscal year if there is then outstanding unpaid debt from any previous fiscal year which was incurred to supply a temporary deficit in the State treasury. No such short-term debt has been incurred under this provision since the inception of the constitutional authority referred to in this paragraph.

    Virtually all of the issues of long-term debt obligations issued by or on behalf of the State of Georgia and counties, municipalities and other political subdivisions and public authorities thereof are required by law to be validated and confirmed in a judicial proceeding prior to issuance. The legal effect of an approved validation in Georgia is to render incontestable the validity of the pertinent bond issue and the security therefor.

    As of October 31, 1996, Georgia had authorized total aggregate general obligation debt of $7,995,920,000. In the amended fiscal year 1996 and 1997 appropriations, $495,450,000 in general obligation debt was authorized. For fiscal year 1998, the Governor recommended $508,800,000 in bonds, the proceeds of which are to be used for various planned capital projects of the State, its department and agencies. Total direct obligations issued for fiscal years ended June 30, 1975 through June 30, 1997 is $8,189,495,000. Georgia has no direct obligations authorized but unissued during that period.

    Georgia's total outstanding debt as of October 31, 1996 is $4,727,630,000. Georgia's aggregate fiscal year debt service on all outstanding bonds as of October 31, 1996 is approximately $7.15 billion.

    BOND RATINGS. Currently, Moody's Investors Service, Inc. rates State of Georgia general obligation bonds Aaa; Standard & Poor's Ratings Services rates such bonds AAA (upgraded from AA+ on July 29, 1997); and Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) rates such bonds as AAA.

    LEGAL PROCEEDINGS. Georgia is involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. An adverse final decision could materially affect the State's governmental operations and, consequently, its ability to pay debt service on its obligations.

GEORGIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes and for Georgia tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      20.0%       5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  43.85-105.95         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  128.95-193.40      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
 105.95-161.45         0-128.95      35.0        6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                  128.95-193.40      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  193.40-315.90      38.5        7.32     7.72     8.13     8.54     8.94     9.35     9.76     10.16
 161.45-288.35    128.95-193.40      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                  193.40-315.90      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                    Over 315.90      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35    193.40-315.90      47.5        8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90
                    Over 315.90      44.03       8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      20.0        5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  26.25- 63.55         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
  63.55-132.60         0-128.95      35.0        6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                  128.95-251.45      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
 132.60-288.35    128.95-251.45      41.5        7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
                    Over 251.45      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35      Over 251.45      44.03       8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.59 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.24 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 39.62% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.02% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                              NEW YORK DISCLOSURE

ECONOMIC FACTORS--NEW YORK

    The Portfolio of the New York Insured Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

    Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    (1) THE STATE: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

    The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

    SLOWDOWN OF REGIONAL ECONOMY. A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy grew faster than in 1992, but still at a very moderate rate, as compared to other recoveries. Moderate economic growth continued in calendar year 1994. The State has projected the rate of economic growth to slow within New York during 1995, as the expansion of the national economy moderates. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

    1995-96 FISCAL YEAR. The Governor issued a proposed Executive Budget for the 1995-96 fiscal year (the "Proposed Budget") on February 1, 1995, which projected a balanced general fund and receipts and disbursements of $32.5 billion and $32.4 billion, respectively. As of May 29, 1995, the State legislature had not yet enacted, nor had the Governor and the legislature reached an agreement on, the budget for the 1995-96 fiscal year which commenced on April 1, 1995. The delay in the enactment of the budget may negatively affect certain proposed actions and reduce projected savings.

    The Proposed Budget and the 1995-96 Financial Plan provide for the closing of a projected $4.7 billion budget gap in the 1995-96 fiscal year by cost-containment savings in social welfare programs, savings from State agency restructurings, freezing the level of some categories of local aid and new revenue measures.

    The State's proposed budget and the 1995-96 Plan may be impacted negatively by uncertainties relating to the economy and tax collections, although recent signs of improvement in the national economy could lead to short-term increases in State receipts.

    1994-1995 FISCAL YEAR. The State Legislature enacted the State's 1994-95 fiscal year budget on June 7, 1994, more than two months after the start of that fiscal year. As of February 1, 1995, the updated 1994-95 State Financial Plan (the "Plan") projected total general fund receipts and disbursements of $33.3 billion and $33.5 billion, respectively, representing reductions in receipts and disbursements of $1 billion and $743 million, respectively, from the amount set forth in the 1994-95 budget. The Plan projected for a General Fund balance of approximately $157 million at the close of the 1994-95 fiscal year.

    1993-94 FISCAL YEAR. The State ended the 1993-94 fiscal year with an operating surplus of approximately $1.0 billion.

    FUTURE FISCAL YEARS. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

    INDEBTEDNESS. As of March 31, 1994, the total amount of long-term State general obligation debt authorized but unissued stood at $2.0 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds including $224 million of Bond Anticipation Notes outstanding.

    The State originally projected that its borrowings for capital purposes during the State's 1994-95 fiscal year would consist of $374 million in general obligation bonds and bond anticipation notes and $140 million in general obligation commercial paper. The Legislature has authorized the issuance of up to $69 million in certificates of participation in pools of leases for equipment and real property to be utilized by State agencies. Through March 15, 1995, the State had issued in excess of $590 million of its general obligation bonds (including $430 million of refunding bonds). The projections of the State regarding its borrowings for any fiscal year are subject to change if actual receipts fall short of State projections or if other circumstances require.

    In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of March 31, 1994, LGAC has issued its bonds to provide net proceeds of $4.5 billion. The LGAC was authorized to provide net proceeds of $315 million, during the State's 1994-95 fiscal year. The LGAC issued $347 million of bonds on March 1, 1995 providing the authorized net proceeds.

    Financing of capital programs by other public authorities of the State is also obtained from lease-purchase and contractual-obligation financing arrangements, the debt service for which is paid from State appropriations. As of March 31, 1994, there were $16.6 billion of such other financing arrangements outstanding and additional financings of this nature by public authorities are projected to total $2.4 billion during the 1994-95 fiscal year. In addition, certain agencies had issued and outstanding approximately $7.3 billion of "moral obligation financings" as of March 31, 1994, which are to be repaid from project revenues. While there has never been a default on moral obligation debt of the State, the State would be required to make up any shortfall in debt service.

    RATINGS. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P and MIG-1 by Moody's which represent the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

    Moody's rating of the State's general obligation bonds stood at A2 on March 2, 1998 and S&P's rating was upgraded to A on August 28, 1997. Moody's rating was A on February 28, 1994, and S&P's rating stood at A- with a positive outlook on February 28, 1994, an improvement from S&P's stable outlook from April 1993 through February 1994 and negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

    Moody's maintained its A rating and S&P continued its A- rating in connection with the State's issuance of $537 million of its general obligation bonds in March 1995.

    (2) THE CITY AND THE MUNICIPAL ASSISTANCE CORPORATION ("MAC"): The City accounts for approximately 40% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

    In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

    In recent years, the rate of economic growth in the City slowed substantially as the City's economy entered a recession. While by some measures the City's economy may have begun to recover, a number of factors, including poor performance by the City's financial services companies, may prevent a significant improvement in the City's economy and may in fact negatively impact upon the City's finances by reducing tax receipts. The City Comptroller has issued reports concluding that the recession of the City's economy may be ending, but there is little prospect of any significant improvement in the near term.

    FISCAL YEAR 1996 AND THE 1995-1998 FINANCIAL PLAN. On February 14, 1995, the Mayor released his preliminary $30.5 billion budget for fiscal year 1996, which included $2.7 billion of deficit reduction measures. The Mayor is seeking a

$1.2 billion reduction in mandated welfare and Medicaid expenditures from the State, a $569 million reduction in expenditures by city agencies and the Board of Education budget, $600 million in personnel related savings partly through the elimination of 15,000 jobs within 18 months, and other measures.

    The 1995-1998 Financial Plan (the "Plan"), which was submitted to the Control Board on February 23, 1995, projected budget gaps of $3.2 billion and $3.8 billion for fiscal years 1997 and 1998, respectively. The City Comptroller warned on March 7, 1995 that the budget gap for fiscal year 1996 could increase by $500 million to as much as $3.2 billion. The Control Board reported on March 17, 1995 that the proposed budget for fiscal year 1996 relies heavily on risky assumptions such as $600 million in savings to be negotiated with City unions and $1.4 billion in savings dependent on State legislative approval.

    The City successfully negotiated concessions with a number of unions in order to ensure that the fiscal year 1995 budget remained in balance. The Mayor has indicated that to avoid additional lay-offs, higher than the number referred to above, reductions will be necessary in the benefit plans of City employees to close the budget gaps for fiscal years 1996 and thereafter. Union leadership has publicly opposed such "givebacks". With respect to fiscal year 1995 the City was also successful in obtaining additional funds and relief from certain mandated expenditures from the State for various programs, including Medicaid. However, the amount of gap closing measures requiring State action set forth in the Plan is well in excess of proposed assistance to the City outlined in the Governor's Proposed Budget.

    The Mayor has directed City agencies to identify an additional $300 million in cuts for fiscal year 1996 because of anticipated shortfalls of as much as $500 million in State aid and budgetary actions. An extended delay by the State in adopting its 1995-96 fiscal year budget would negatively impact upon the City's financial condition and ability to close budget gaps for fiscal years 1996 and thereafter.

    Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

    Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

    The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1995-96 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in the 1996-97 or future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

    The City projections set forth in the Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in the Plan.

    The City's ability to maintain a balanced operating budget is dependant on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1996 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

    Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1995 through 1998 contemplates capital spending of $16.4 billion, which will be financed through issuance of $10.7 billion of general obligation bonds and the balance through Water Authority Revenue Bonds and Covered Organization obligations, and will be utilized primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

    FISCAL YEAR 1995.  New York City adopted its fiscal year 1995 budget on
June 21, 1994, which provided for spending of $31.6 billion and closed a budget gap of $2.3 billion. However, following adoption of the fiscal year 1995 budget, additional unexpected budget gaps totaling approximately $2.0 billion were identified. The widening of the budget gap for fiscal year 1995 resulted from shortfalls in tax revenues and State and federal aid. The Mayor and the City Council were unable to reach agreement on additional cuts proposed by the Mayor in October 1994. The City Council passed its own budget cut proposal in November 1994. The Mayor vetoed the City Council version, the City Council overrode his veto and the Mayor implemented his original plan. A state court held in December 1994 that neither budget cut proposal could be implemented. The Mayor then elected not to spend certain funds in order to keep the budget in balance.

    FISCAL YEARS 1990 THROUGH 1994. The City achieved balanced operating results as reported in accordance with GAAP for its fiscal years 1990 through 1994. The City was required to close substantial budget gaps in these fiscal years to maintain balanced operating results.

    The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1994, the City estimated its potential future liability to be $2.6 billion.

    On January 30, 1995, Robert L. Schulz and other defendants commenced a federal district court action seeking among other matters to cancel the issuance on January 31, 1995 of $659 million of City bonds. While the federal courts have rejected requests for temporary restraining orders and expedited appeals, the case is still pending. The City has indicated that it believes the action to be without merit as it relates to the City, but there can be no assurance as to the outcome of the litigation and an adverse ruling or the granting of a permanent injunction would have a negative impact on the City's financial condition and its ability to fund its operations.

    RATINGS. As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at BBB+. On February 11, 1991, Moody's had lowered its rating from A. S&P's lowered its rating from A- on July 10, 1995 after placing the City on "negative credit watch" in January 1995.

    On March 13, 1995, Moody's confirmed its Baa1 rating in connection with a scheduled March 1995 sale of $795 million of the City's general obligation bonds.

    In dropping the City's rating in July 1995, S&P's cited the "sluggish" economy and the poor outlook for job growth, as well as the continued use of "one-time measures" to close budget gaps. The lowered rating could increase the City's borrowing costs by forcing it to offer higher interest rates on its bonds thereby adding further pressures to the City's budget problems. In addition, the lowered rating may prevent certain institutional investors from purchasing the City's bonds reducing demand for future offerings, which could also force the City to increase interest rates on its bonds.

    On October 12, 1993, Moody's increased its rating of the City's issuance of $650 million of Tax Anticipation Notes ("TANs") to MIG-1 from MIG-2. Prior to that date, on May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. S&P's rating of the October 1993 TANS issue increased to SP-1 from SP-2. Prior to that date, on April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

    As of December 31, 1994, the City and MAC had, respectively, $22.5 billion and $4.1 billion of outstanding net long-term indebtedness.

    (3) THE STATE AGENCIES: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

    As of September 30, 1993, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more and an aggregate of $63.5 billion of outstanding debt, some of which was state-supported, state-related debt.

    (4) STATE LITIGATION: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

    The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

    The State has entered into a settlement agreement with Delaware, Massachusetts and all other parties with respect to STATE OF DELAWARE V. STATE OF NEW YORK, an action by Delaware and other states to recover unclaimed property from New York-based brokers, which has escheated to the State pursuant to its ABANDONED PROPERTY LAW. Annual payments under this settlement will be made through the State's 2002-03 fiscal year in amounts not exceeding $48.4 million in any fiscal year subsequent to the State's 1994-95 fiscal year.

    In SCHULZ V. STATE OF NEW YORK, commenced May 24, 1993 ("SCHULZ 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs.

    Petitioners in SCHULZ asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. By decision dated October 21, 1993, the Appellate Division, Third Department, affirmed the order of the Supreme Court, Albany County, granting the State's motion for summary judgment, dismissing the complaint and vacating the temporary restraining order. On
June 30, 1994, the Court of Appeals, the State's highest court, upheld the decisions of the Supreme Court and Appellate Division in SCHULZ, Plaintiffs' motion for reargument was denied by the Court of Appeals on September 1, 1994 and their writ of certiorari to the U.S. Supreme Court was denied on January 23, 1995.

    Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

    (5) OTHER MUNICIPALITIES: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1994-95 fiscal years.

    Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

    Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1992, the total indebtedness of all localities in the State was approximately $35.2 billion, of which $19.5 billion was debt of New York City (excluding $5.9 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Seventeen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1992.

    Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Insured Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

    (6) OTHER ISSUERS OF NEW YORK MUNICIPAL OBLIGATIONS. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

NEW YORK TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables assume that federal taxable income is equal to state and city income subject to tax and that federal adjusted gross income is equal to state and city adjusted gross income, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, other than New York City in Chart II, or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

I.  COMBINED FEDERAL AND NEW YORK STATE INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS         STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME         FEDERAL      ----------------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------  --------------  -------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85  $     0-100.00      21.0%        5.70     6.01     6.33     6.65     6.96     7.28     7.59     7.91
                 100.00-128.95      22.0         5.77     6.09     6.41     6.73     7.05     7.37     7.69     8.01
  43.85-105.95        0-100.00      33.0         6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                 100.00-128.95      34.0         6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
                 128.95-150.00      35.0         6.92     7.31     7.69     8.08     8.46     8.85     9.23     9.62
                 150.00-193.40      34.0         6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
 105.95-161.45        0-100.00      35.5         6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                 100.00-128.95      37.0         7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
                 128.95-150.00      38.0         7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                 150.00-193.40      36.5         7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                 193.40-315.90      39.5         7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
 161.45-288.35   128.95-150.00      42.5         7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87
                 150.00-193.40      41.5         7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
                 193.40-315.90      44.5         8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26
                   Over 315.90      41.5(2)      7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
   Over 288.35   193.40-315.90      48.5         8.74     9.22     9.71     10.19    10.68    11.17    11.65    12.14
                   Over 315.90      45.0(3)      8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS         STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME         FEDERAL      ----------------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------  --------------  -------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25  $     0-100.00      21.0%        5.70     6.01     6.33     6.65     6.96     7.28     7.59     7.91
                 100.00-128.95      21.5         5.73     6.05     6.37     6.69     7.01     7.32     7.64     7.96
   26.25-63.55        0-100.00      33.0         6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                 100.00-128.95      33.5         6.77     7.14     7.52     7.89     8.27     8.65     9.02     9.40
  63.55-132.60        0-100.00      35.5         6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                 100.00-128.95      36.5         7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                 128.95-150.00      38.0         7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                 150.00-251.45      37.5         7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
 132.60-288.35   128.95-150.00      43.0         7.89     8.33     8.77     9.21     9.65     10.09    10.53    10.96
                 150.00-251.45      42.5         7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87
                   Over 251.45      41.5(2)      7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
   Over 288.35     Over 251.45      45.0(3)      8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

II. COMBINED FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS       STATE, LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME       AND FEDERAL    ----------------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------  --------------  -------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85  $     0-100.00      24.0%        5.92     6.25     6.58     6.91     7.24     7.57     7.89     8.22
                 100.00-128.95      25.5         6.04     6.38     6.71     7.05     7.38     7.72     8.05     8.39
  43.85-105.95        0-100.00      35.5         6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                 100.00-128.95      37.0         7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
                 128.95-150.00      38.0         7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                 150.00-193.40      36.5         7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
 105.95-161.45        0-100.00      38.5         7.32     7.72     8.13     8.54     8.94     9.35     9.76     10.16
                 100.00-128.95      39.5         7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
                 128.95-150.00      40.5         7.56     7.98     8.40     8.82     9.24     9.66     10.08    10.50
                 150.00-193.40      39.5         7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
                 193.40-315.90      42.0         7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
 161.45-288.35   128.95-150.00      45.0         8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36
                 150.00-193.40      44.0         8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                 193.40-315.90      47.0         8.49     8.96     9.43     9.91     10.38    10.85    11.32    11.79
                   Over 315.90      44.0         8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
   Over 288.35   193.40-315.90      50.5         9.09     9.60     10.10    10.61    11.11    11.62    12.12    12.63
                   Over 315.90      47.5         8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS       STATE, LOCAL                      TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME       AND FEDERAL    ----------------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------  --------------  -------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25  $     0-100.00      24.0%        5.92     6.25     6.58     6.91     7.24     7.57     7.89     8.22
                 100.00-128.95      24.5         5.96     6.29     6.62     6.95     7.28     7.62     7.95     8.28
   26.25-63.55        0-100.00      35.5         6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                 100.00-128.95      36.0         7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
  63.55-132.60        0-100.00      38.5         7.32     7.72     8.13     8.54     8.94     9.35     9.76     10.16
                 100.00-128.95      39.0         7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
                 128.95-150.00      40.5         7.56     7.98     8.40     8.82     9.24     9.66     10.08    10.50
                 150.00-251.45      40.0         7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
 132.60-288.35   128.95-150.00      45.0         8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36
                 150.00-251.45      44.5         8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26
                   Over 251.45      44.0         8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
   Over 288.35     Over 251.45      47.5         8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90

------------------

    1 The table reflects the effect of the federal limitations on itemized deductions (and the corresponding state limitations) and the deductions for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal combined Federal and state tax rate to approximately 48.27 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.97 percent for taxpayers filing a single return entitled to only one personal exemption and, in effect raise the marginal combined State, New York City and Federal tax rate to approximately 50.43 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 47.27 percent, for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable Federal or state itemized deductions, with certain exceptions. The table also reflects the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal state income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. Although the table does reflect the effect of the state limitation on itemized deductions that corresponds to the federal limitation, it does not reflect additional limitations under which a New York taxpayer could lose up to an additional 50 percent of his otherwise allowable itemized deductions, because the affect of this limitation varies according to the particular amount of his itemized deductions. The application of this limit may result in a higher tax rate than indicated in the table for joint taxpayers with a New York adjusted gross income of $200,000 to $250,000 or $475,000 to $525,000 or single taxpayers with a New York adjusted gross income of $100,000 to $150,000 or $475,000 to $525,000. The table assumes that a taxpayer's New York adjusted gross income equals his Federal adjusted gross income. The table does not reflect the treatment of various state and city tax credits that could affect the tax rate of particular New York taxpayers.

    2 Combined Federal and state tax rate reverts to 40.38% after the 80% cap on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 42.80% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.74% after the 80% cap on the limitation on itemized deductions has been met. Combined state, New York City and Federal tax rate reverts to 46.02% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1166 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1166 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on May 18, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1166
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)


                                          By:  H. Bruce Bond
                                          --------------------------------------
                                          Vice President and Managing Director


                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )           May 18, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.


** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

1166


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between John
             Nuveen & Co. Incorporated, Depositor, and The Chase
             Manhattan Bank, Trustee (filed as Exibit 1.1 (a) to the
             Sponsor's Amendment to the Registration Statement on
             Form S-6 relating to Series 823 of the Fund [File
             No. 33-62325] filed on September 7, 1995 and incorporated
             herein by reference).
1.1(b)       Trust Indenture and Agreement.
1.2          Copy of Certificate of Incorporation, as amended, of John
             Nuveen & Co. Incorporated, Depositor (incorporated by
             reference to Form N-8B-2 [File No. 811-1547] filed on
             September 29, 1967 on behalf of Nuveen Tax-Exempt Unit
             Trust, Series 16).
1.3          Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated
             (incorporated by reference to Form N-8B-2 [File
             No. 811-2198] filed on April 11, 1985 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 37).
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
2.2          Code of Ethics of the Trust(s) and Principal Underwriter
             (filed as Exhibit 2.2 to Amendment No. 3 to the Registration
             Statement on Form S-6 relating to Nuveen Unit Trusts,
             Series 82 [File No. 333-96279] filed on March 6, 2000 and
             incorporated herein by reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (incorporated by reference to the
             Amendment to the Registration Statement on Form S-6 [File
             No. 33-62325] filed on September 7, 1995 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 823).
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